000162715



January 23, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek





**Re: File Number: 82-5233**

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

(1) Semi-Annual Securities Report: Semi-Annual Securities Report of the 26th fiscal year for the six month period ended September 30, 2001 dated December 26, 2001.

(2) Press Release: Press release dated on December 21, 2001.

Since the information (1) above does not fall within "press releases and all other communications or materials distributed directly to security-holders of each class of securities to which the exemption relates", we have enclosed brief description of the information in lieu of submitting English translation. With regard to the information (2) above, we hereby have submitted English translation.

Thank you for your attention.

Yours truly,

S. Kitamura

Shinichiro Kitamura

SK
cc. BELLUNA CO., LTD.
KOKUSAI SECURITIES CO., LTD.
THE BANK OF NEW YORK

File No. 82-5233

Brief Explanation of
Semi-Annual Securities Report of 26th Fiscal Year
for the Six Months Period ended September 30, 2001 dated December 26, 2001.

This information is Semi-Annual Securities Report, so-called *Hanki Hokokusyo,* which should be submitted by the reporting company whose shares are typically listed on the stock exchange in Japan to the Prime Minister no later than three months after the end of the first six months of each fiscal year pursuant to Article 24-5 of the Securities and Exchange Law of Japan. The purpose of this disclosure requirement is for investors to make proper and accurate judgment on the financial conditions and business performances of the reporting company.

The Semi-Annual Securities Report includes financial statements for the relevant six months period and other certain information which is material to an investment decision.

The Semi-Annual Securities Reports states the following information: As of September 30, 2001, BELLUNA CO., LTD. (the "Company") has six consolidated subsidiary. For the six months period ended September 30, 2001, total consolidated net sales amounted to 39,135 million yen (33,652 million yen for the six months period ended September 30, 2000) and the sales of the Company amounted to 36,478 millions yen. In this period, total consolidated ordinary income amounted to 3,383 million yen (2,853 million yen for the six months period ended September 30, 2000) and the ordinary income of the Company amounted to 3,245 million yen. Further, total consolidated net income amounted to 1,791 million yen (1,648 million yen for the six months period ended September 30, 2000) and net income of the Company amounted 1,725 million yen in the same period. As of September 30, 2001, the number of regular employees on a consolidated basis is totally 650 (increasing total 151 employees for the six months ended September 30, 2001) and with regard to the Company, such number is 626 (increasing 152 employees for the six months ended September 30,2001). The total shareholders' equity was 29,648 million yen as of September 30, 2001.

-end-

(Translation)

December 21, 2001

Dear Sirs:

| | |
|---|---|
| Name of Company: | BELLUNA CO., LTD. |
| Representative Director/President: | Kiyoshi Yasuno |
| Code No.: | 9997 |

# Notice of Consolidation of a Subsidiary and Revision of Forecast of Operating Results as a result of Business Transfer

BELLUNA CO., LTD. (the "Company") herewith notifies that as of January 1, 2002 it decided to consolidate Friendly Co., Ltd. (the "Subsidiary") and that the forecast of operating results is revised as a result of the business transfer, as set forth below. The Subsidiary was formerly known as Kabushiki Kaisha Gurume Chokusonbin but it changed its name to the present one after it purchased the business of Friendly Co., Ltd. (the "Seller"), in accordance with the substituted approval order (*daitai kyoka*) granted by Maebashi District Court on December 21, 2001 in lieu of the Seller's shareholders' approval, pursuant to the Civil Rehabilitation Law, under which the Seller had previously filed for the protection.

1. Reasons for the Business Transfer and Consolidation of the Subsidiary

(1) Reason for the Business Transfer

Friendly Co., Ltd., the transferor of the business, is a medium-sized mail-order company, whose business strength lies in Men's wear, and arts and crafts, and which has the wholesale department with joint business plans with department stores. Given that, we drew a conclusion that the acquisition of the Subsidiary would enable us to enhance our business opportunities with the synergy effects as a result of the integration with the Subsidiary.

(2) Reason for Consolidation

Because of the expansion of the business as a result of the business transfer, it has become crucial to consolidate the Subsidiary so as to enable to make proper and accurate judgment on the financial conditions and business performances of the Company group as a whole.

2. Description of the Business Transfer

(1) Business Description of Friendly Co., Ltd. (Business Seller)

Mail order business

(2) Brief Description of Friendly Co., Ltd. (Business Seller)

| | |
|---|---|
| ①Company Name | Friendly Co., Ltd. |
| ②Representative Director | Yuji Nagumo |
| ③Head Office | Shin-Maebashi-cho 1-35, Maebashi-shi, Gunma |
| ④Date of Incorporation | September 18, 1969 |
| ⑤Number of Employees | 170 (as of September 31, 2001) |
| ⑥Amount of Share Capital | JPY1,026,000,000 |
| ⑦Major shareholders | Harumi Ishida (43.1%), Yuji Nagumo (14.3%), ESOP (11.1%) |
| ⑧Pre-Existing Relationship with the Company | None |

(3) Operating Results of Friendly Co., Ltd. (Business Seller) for the period ending on May, 2001 (in million yen)

| | Friendly Co., Ltd. | BELLUNA CO., LTD. As of March 2001 | Ratio |
|---|---|---|---|
| Net Sales | 28,048 | 72,970 | 38.4% |
| Gross Profit | 16,339 | 39,900 | 40.9% |
| Operating Income | -5,608 | 7,380 | -% |
| Ordinary Income | -5,540 | 7,303 | -% |

(4) Items and Amounts of the Transferred Assets and Liabilities (as of November 28, 2001)

| Assets | | Liabilities | |
|---|---|---|---|
| Item | Book Value (in million yen) | Item | Book Value |
| Merchandises | 390 | | |
| Goodwill | - | | |
| Real Property (Head Office) | 1,154 | | |
| Total | 1,544 | Total | |

(5) Purchase Price and Method of Payment

It is scheduled that the payment for 20% of the book value of merchandises will be made on December 31, 2001 and that for goodwill in the amount of JPY100,000,000 will be made on the effective date of the business transfer. With regard to the real property, the amount has not been determined yet because it is still under negotiation with the mortgagers, and it may not be transferred depending on the price.

3. Summary of Consolidated Subsidiary (Friendly Co., Ltd. (formerly, Kabushiki Kaisha Gurume Chokusobin))

| | |
|---|---|
| ①Company Name | Friendly Co., Ltd. |
| ②Representative Director | Kiyoshi Yasuno |
| ③Head Office | 4-2, Miyamoto-cho, Ageo-shi, Saitama |
| ④Date of Incorporation | January 30, 1995 |
| ⑤Main Business | Businesses incidental to direct delivery services from places of production |
| ⑥Fiscal Year | March |
| ⑦Number of Employees | 1 |
| ⑧Principal Place of Business | Sapporo-shi, Hokkaido |
| ⑨Amount of Share Capital | JPY10,000,000 (scheduled to increase up to JPY50,000,000) |
| ⑩Outstanding Issued Shares | 200 |
| ⑪Major Shareholder and Investment Ratio | 100% held by BELLUNA CO., LTD. |

4. Time Schedule

November 28, 2001

Friendly Co., Ltd.(formerly, Kabushiki Kaisha Gurume Chokusobin (unconsolidated subsidiary)), entered into the business transfer agreement.

December 21, 2001

The approval of the business transfer (*Daitai-Kyoka-Kettei*) was ordered by the Maebashi District Court. (However, its effectiveness may be lost, unless the final approval and permission is granted by the relevant governmental agency, and the court order might be cancelled if a claim objecting to the order is submitted during one week-period immediately following the order by a disgruntled shareholder and such claim is accepted by the court.)

January 1, 2002

(Scheduled) effective date of the business transfer

5. Revision of Projected Earnings for the period ending on March, 2002 (April 1, 2001 to March 31,2002)

Expected consolidated results (in million yen)

| | Net Sales | Ordinary Profits | Net Profits |
|---|---|---|---|
| Previously announced forecasts (A) (as of November 22, 2001) | 88,780 ( 0 ) | 8,710 ( 0 ) | 5,080 ( 0 ) |
| Revised Forecasts (B) | 91,780 (3,000) | 8,710 ( 0 ) | 5,080 ( 0 ) |
| Increase / Decrease (A-B) | 3,000 (3,000) | 0 ( 0 ) | 0 ( 0 ) |
| Ratio of Increase/ Decrease | 3.4% | 0 ( 0 )% | 0 ( 0 )% |
| Previous Results (for the year ended March 2001) | 77,215 | 7,391 | 4,163 |

Notes:

1. Figures in parenthesis are expected results including the newly consolidated subsidiary.
2. Outlook for the next fiscal year shall be disclosed in the expected results of the consolidated settlements of account of the company as of the end of the current term.